Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2012	2011
Earnings before fixed charges:
Income (loss) before income taxes	$(26)	$11
Plus: Fixed charges	194	134

Earnings available to cover fixed charges	$168	$145

Fixed charges(a):
Interest, including amortization of deferred financing costs	$171	$117
Interest portion of rental payments	23	17

Total fixed charges	$194	$134

Ratio of earnings to fixed charges (b)	—	1.1	x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2012	2011
Related to debt under vehicle programs	$76	$66
All other	95	51

	$171	$117

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2012 by $26 million.

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